Höganäs

RECEIVED
2009 MAY -4 A 7:54

April 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

09046043

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Press Release

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Höganäs

Press Release Höganäs 2009-04-16

New generation of brazing filler metals delivers more cost-efficient brazing for industry

Höganäs AB has launched a new brazing filler metal, BrazeLet™ F300, for high-temperature brazing of stainless steel applications used in extreme environments. The iron-chromium-based product is the first in a new generation of brazing filler metals. BrazeLet™ F300 is a more cost-efficient brazing filler metal than the nickel-based brazing alloys that are commonly used today.

BrazeLet™ F300 also provides a number of property-related benefits. The brazing filler metal has excellent flow properties, which means optimally filled joints and leak-free results. Corrosion-resistance properties and joint strength are comparable with the best nickel-based brazing alloys, which makes BrazeLet™ F300 suitable for use in applications for extreme environments. In addition, the brazed joint's composition is similar to that of stainless steel, enabling a more homogenous application.

"Due to the unique patent-pending iron-chromium alloy, we have succeeded in creating a brazing filler metal that utilizes iron's positive effects, while also retaining the important corrosion resistance and strength properties that are found in nickel-based brazing alloys," says Rose-Marie Yttergren, manager of the Brazing market segment at Höganäs AB.

BrazeLet™ F300 has been developed in close cooperation with customers to ensure that it meets their requirements for brazing properties and finished component characteristics.

"We see considerable potential in several sectors, such as heat exchangers for the automotive industry and in industrial applications. Exhaust emission control systems for diesel engines is also an interesting market for us, not least because requirements for emission control are being continuously tightened up, most recently with EU directive Euro 5 and in the USA, US 07," concludes Rose Marie Yttergren.

BrazeLet™ F300 is available for delivery in all of Höganäs AB's markets.

For further information, contact: Rose-Marie Yttergren, Segment Area Manager
+46 42 33 80 00, e-mail: rose-marie.yttergren@hoganas.com

Höganäs

This is information that Höganäs AB (publ) may be obligated to make public according to the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 11.00 on 16 April, 2009

Höganäs AB is the world's leading producer of iron and non-ferrous metal powders. The company has developed deep application competence based on a strong vision of powder's possibilities to enhance efficiency and reduce resource consumption and environmental impact in a number of areas. In cooperation with its customers, Höganäs can thus contribute in a wide range of applications such as the creation of future automotive components and white goods, and in water treatment and emission control.
The company, which was established in 1797, reported net sales of MSEK 6 103 for 2008 and is listed on Nasdaq OMX Stockholm's Mid Cap segment.

www.hoganas.com